RIVERSTONE
RESOURCES INC.


SEC MAIL
RECEIVED
JAN 1 6 2007
WASH. D.C.
213
SECTION


07020296

January 2, 2007

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Filing Desk

Re: File No. 82-35016

Please find enclosed copies of the following documents:

- News Releases Dated:

  December 4, 2006
  December 14, 2006
  December 19, 2006
  December 22, 2006

- Material Change Form Dated December 19, 2006

SUPPL

Sincerely,

per/ J. Stefan
James Robertson
Director

PROCESSED

JAN 1 7 2007

THOMSON
FINANCIAL

dlw 1/16

SUITE 906 • 595 HOWE STREET • VANCOUVER BC • V6C 2T5
PHONE 604 801 5020 • FAX 604 801 6075


RESOURCES INC.

906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

RIVERSTONE ANNOUNCES PRIVATE PLACEMENT

December 4, 2006 **Symbol: RVS – TSX V**

Not for dissemination in the USA or through US newswire services

Riverstone Resources Inc. ("Riverstone" or the "Company") announces that it has agreed to sell on a non-brokered private placement basis of up to 1,000,000 units ("Units") of the Company at a price of C$0.29 per Unit for gross proceeds of C$290,000. Each Unit consists of one common share of the Company and one half of one share purchase warrant. Each full share purchase warrant will be exercisable to purchase one additional common share of the Company for a period of 12 months at a price of C$0.35 per share. The private placement is subject to regulatory approval. Securities issued pursuant to the private placement will be subject to a hold period of four months and one day from the closing date.

The net proceeds of the private placement will be used to provide working capital for the Company and funds for further exploration of the Company's gold project in Burkina Faso.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
President & CEO

For further information contact:

Michael D. McInnis, President
Phone: 604.801.5020
Email: info@riverstoneresources.com



RESOURCES INC.
906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

RIVERSTONE CONTINUES TO MAKE HIGH QUALITY ACQUISITIONS IN WEST AFRICA

December 14, 2006 **Symbol: RVS – TSX V**

Riverstone Resources Inc. (the "Company") (RVS: TSX V) is pleased to announce that it has entered into an agreement to acquire a 90% interest in the Bouboulou Exploration Permit in Burkina Faso, West Africa. The Bouboulou Permit is located in the promising Bissa area of central Burkina Faso, approximately 80 kilometres southwest of High River Gold's ("HRG") Bissa property which has a reported 43-101 compliant resource of 1.3 million ounces of gold (see HRG News Release dated September 14, 2006).

It has been reported that a Rotary Air Blast ("RAB") drilling program carried out by Boliden AB in the mid 1990's outlined an anomalous gold zone measuring approximately 13 kilometres in length and from 2 to 6 kilometres in width. The gold zone straddles the projected southwesterly extension of the Sabcé shear zone, the host of the gold deposits at HRG's Bissa property. The RAB drilling program comprised 664 holes totaling 25,400 metres with an average depth of 38 metres. The holes were drilled on a 500 metre by 500 metre grid with some in-fill drilling on a 250 metre line spacing.

"The acquisition of this excellent property reflects our business strategy of aggressively evaluating and acquiring high-quality properties in prospective geologic terrains", commented Michael D. McInnis, President of Riverstone Resources Inc. "We are continuing to evaluate additional gold properties in Burkina Faso as well as the possibility of acquiring several uranium properties in the neighbouring country of Niger."

The Company plans a program of data compilation and geologic mapping prior to commencing a reverse circulation drilling program in the first quarter of 2007. The general terms of the Bouboulou agreement allow Riverstone to earn a 90% interest in the permit by incurring expenditures of CDN$125,000 over three years, and by filing reports and paying annual taxes as required under the mining laws of Burkina Faso. The vendors will retain a 10% interest, which will be carried by the Company until the formation of an Operating Company to take the project into production.

For further information about the Company and its activities in Burkina Faso, please refer to the Company's website at www.riverstoneresources.com and on www.sedar.com.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,CEO & President

For further information contact:

Michael D. McInnis, President
Phone: 604.801.5020
Email: info@riverstoneresources.com

Raju Wani, Investor Relations
Phone: 403.240.0555
Email: info@riverstoneresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.
Paul G. Anderson, P. Geo is a Qualified Person for RVS and has reviewed and approved the contents of this release.

Please see following page for disclaimer


RESOURCES INC.

Certain statements made and information contained in this news release and elsewhere constitutes "forward-looking information" within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Burkina Faso will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.



906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

RIVERSTONE ANNOUNCES CLOSING OF PRIVATE PLACEMENT

December 19, 2006 **Symbol: RVS – TSX V**

Not for dissemination in the USA or through US newswire services

Riverstone Resources Inc. (the "Company") has now closed its recently announced private placement of 1,000,000 units of the Company at the price of $0.29 per unit, each unit consisting of one common share and one-half of one non-transferable warrant, each whole warrant entitling the holder to purchase one additional share of the Company at a price of $0.35 per share for a period of 12 months, until December 19, 2007. The shares, warrants and any shares issued upon exercise of the warrants are subject to a hold period and may not be traded in British Columbia until April 20, 2007 except as permitted by the *Securities Act* and the Rules made thereunder and the TSX Venture Exchange.

The net proceeds of the private placement will be used to provide working capital for the Company and funds for further exploration of the Company's gold projects in Burkina Faso.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
President & CEO

For further information contact:

Michael D. McInnis, President
Phone: 604.801.5020
Email: info@riverstoneresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.


RESOURCES INC.

906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

RIVERSTONE ANNOUNCES PRIVATE PLACEMENT

December 22, 2006 **Symbol: RVS – TSX V**

Not for dissemination in the USA or through US newswire services

Riverstone Resources Inc. ("Riverstone" or the "Company") announces that it has agreed to sell on a non-brokered private placement basis of up to 1,050,000 units ("Units") of the Company at a price of C$0.31 per Unit for gross proceeds of C$325,500.00. Each Unit consists of one common share of the Company and one half of one share purchase warrant. Each full share purchase warrant will be exercisable to purchase one additional common share of the Company for a period of 12 months at a price of C$0.37 per share. The private placement is subject to regulatory approval. Securities issued pursuant to the private placement will be subject to a hold period of four months and one day from the closing date.

The net proceeds of the private placement will be used to provide working capital for the Company and funds for further exploration of the Company's gold projects in Burkina Faso.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
President & CEO

For further information contact:

Michael D. McInnis, President
Phone: 604.801.5020
Email: info@riverstoneresources.com

FORM 51-102F3

Material Change Report

ITEM 1. NAME AND ADDRESS OF COMPANY

Riverstone Resources Inc. (the "Company")
906 – 595 Howe Street
Vancouver, BC V6C 2T5

ITEM 2. DATE OF MATERIAL CHANGE

December 19, 2006

ITEM 3. NEWS RELEASE

Issued December 19, 2006 and distributed through the facilities of Stockwatch and CCNMatthews.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company announced the closing of its private placement of 1,000,000 units of the Company at the price of $0.29 per unit.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6. RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7. OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8. EXECUTIVE OFFICER

Contact: Michael D. McInnis
Telephone: 604-801-5020

ITEM 9. DATE OF REPORT

DATED at Vancouver, British Columbia, this 20th day of December, 2006.